02034553

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Petroreal Oil Corp.

*CURRENT ADDRESS

PROCESSED
JUN 13 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3206 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 6/6/02

82-3206

PETROREAL OIL CORPORATION

NOTICE OF 2002 ANNUAL GENERAL MEETING

02 JUN -5

NOTICE IS HEREBY GIVEN that the 2002 annual general meeting (the "Meeting") of members of PetroReal Oil Corporation (the "Company") will be held in the Board Room, 708 - 1111 West Hastings Street, Vancouver, British Columbia on June 25, 2002, at the hour of 11:00 a.m. for the following purposes:

(a) To receive and consider the report of the directors, the audited financial statements of the Company for the year ended December 31, 2001, and the report of the auditors thereon;

(b) To appoint an auditor for the ensuing year at a remuneration to be fixed by the directors;

(c) To ratify and confirm all acts, deeds and things done and proceedings taken by the directors and officers of the Company on its behalf since the last annual general meeting;

AR/S
12-31-01

(d) To determine the number of directors of the Company;

(e) To elect directors for the ensuing year;

(f) To consider and, if thought fit, to ratify, confirm and approve all stock options granted in the past year; and to approve the establishment of directors', officers', and employees' incentive stock option plans, the granting of directors', officers', and employees' incentive stock options, and the amendment of any past, present or future stock option plans or stock options now in effect or which may be granted providing the same are in accordance with the policies of and subject to the approval of the TSX Venture Exchange;

(g) To consider and, if thought fit, to pass a special resolution approving a consolidation of the Common Shares of the Company on a 3 for 1 basis and that the Memorandum of the Company be altered accordingly to give effect to such resolution;

(h) To consider and, if thought fit, to pass a special resolution increasing the authorized capital of the Company to 200,000,000 Common Shares without par value and that the Memorandum of the Company be altered accordingly to give effect to such resolution;

(i) To consider and, if thought fit, to pass a special resolution that the name of the Company be changed from "PetroReal Oil Corporation" to "Consolidated PetroReal Oil Corporation" or such other name as the Board of Directors may approve and that the Memorandum and Articles of the Company be altered accordingly wherever the name of the Company appears therein to give effect to such resolution; and

(j) To transact such other business as may be properly transacted at the Meeting or at any adjournment thereof.

Members who are unable to attend the Meeting in person are requested to read the notes accompanying the instrument of proxy and complete and return the proxy to the Company's transfer agent, Computershare Investor Services Inc., Fourth Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Facsimile No.: (604) 683-3694, or the Company, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 17th day of May, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

Owen Granger, CMA
Secretary/Treasurer

PETROREAL OIL CORPORATION

INFORMATION CIRCULAR
as at and dated May 17, 2002

Solicitation of Proxies

This information circular is furnished in connection with the solicitation of proxies by management of **PetroReal Oil Corporation** (the "Company") for use at the 2002 annual general meeting (the "Meeting") of shareholders (members) of the Company to be held on June 25, 2002, at the time and place and for the purposes set forth in the notice of Meeting.

The cost of this solicitation will be borne by the Company.

Appointment and Revocation of Proxies

The persons named in the accompanying form of proxy are directors of the Company. **A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him or her at the meeting may do so, either by striking out the printed names and inserting the desired person's name in the blank space provided in the form of proxy or by completing another proper form of proxy and in either case delivering the completed proxy to the office of Computershare Investor Services Inc., 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, facsimile no.: (604) 683-3694 or to the Company's office, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.**

The chair of the Meeting will have the discretion to accept or reject proxies otherwise deposited.

A shareholder who has given a proxy may revoke it by an instrument in writing delivered to the said office of Computershare Investor Services Inc. or the Company's office at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the chair of the Meeting, or in any manner provided by law.

Voting of Proxies

The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. **The form of proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying notice of Meeting. If a choice with respect to such matters is not specified, it is intended that the person designated by management in the form of proxy will vote the securities represented by the proxy in favour of each matter identified in the proxy and for the nominees of management for directors and auditor.**

The proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying notice of Meeting and other matters which may properly come before the Meeting. As at the date of this information circular, management is not aware of any amendments, variations, or other matters. If such should occur, the persons designated by management will vote thereon in accordance with their best judgment, exercising discretionary authority.

The resolutions contained in the notice of Meeting require the positive vote of more than 50% of the votes cast on the resolution with the exception of special resolutions which require the positive vote of more than 3/4 of the votes cast on the special resolution.

Advance Notice of Annual General Meeting

Advance notice of the Meeting was published on May 2, 2002, pursuant to the requirements of section 111 of the *Company Act* of British Columbia and section 4 of the "Regulation" to the *Company Act.*

Voting Securities and Principal Holders Thereof

The voting securities of the Company consist of 199,936,250 common shares without par value. As at the date of this information circular, 8,090,009 common shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting. May 17, 2002 has been fixed in advance by the directors of the Company as the record date for the purpose of determining those shareholders entitled to receive notice of, and to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company.

Appointment of Auditor

The persons named in the enclosed instrument of proxy intend to vote for the re-appointment of **Cinnamon Jang Willoughby & Company, Chartered Accountants** as the Company's auditors until the next annual general meeting of shareholders at a remuneration to be fixed by the board of directors. **Cinnamon Jang Willoughby & Company, Chartered Accountants** were first appointed as the Company's auditors on April 22, 1997.

Determination of Number of Directors

The Board of Directors currently has five members. It is intended that the number of directors remain at five for the ensuing year.

Election of Directors

The persons named in the following table are management's nominees to the board. Each director elected will hold office until the next annual general meeting or until his successor is duly elected or appointed unless his office is earlier vacated in accordance with the articles of the Company or unless he becomes disqualified to act as a director.

Name, Country of Ordinary Residence of Nominee and Present Position, if any, with the Company	Principal Occupation	Period from which Nominee Has Been a Director of the Company	Number of Voting Securities owned
Duane O. ("Swede") Nelson Resident of USA Director and Chairman	International Consultant engaged in petroleum development, pipeline, manufacturing and environmental activities.	March 2, 2001	nil
Karl Rollke Resident of Canada President and Director	Businessman, President and Chief Executive Officer of the Company since February 28, 2001, Principal of CEBU Holdings Inc., a company providing management services to public and private corporations.	February 28, 2001	169,200

Name, Country of Ordinary Residence of Nominee and Present Position, if any, with the Company	Principal Occupation	Period from which Nominee Has Been a Director of the Company	Number of Voting Securities owned[1]
Owen Granger Resident of Canada Secretary/Treasurer and Director	Certified Management Accountant, Secretary/ Treasurer of the Company, September 1998 to present; Employee of CEBU Holdings Inc., a company providing management services to public and private corporations; Secretary/ Treasurer and Director of WestBond Enterprises Corporation, a TSX Venture Exchange listed paper converting company.	June 30, 1999	nil
Andrew von Kursell Resident of Canada Director	Professional Engineer; Director of the Company since June 1998, President of the Company from September 1998 to February 28, 2001	June 9, 1998	183,158
Adrian Rollke Resident of Canada Director	Businessman, Principal of Reinhart Capital Corporation, a company providing management services to public and private corporations.	June 29, 1998	303,129

1 voting securities beneficially owned, directly or indirectly, or over which control or direction is exercised

The Company does not have an Executive Committee. The Company is required to have an Audit Committee of which Owen Granger, Andrew von Kursell and Adrian Rollke are the current members.

Statement of Executive Compensation

During the year ended December 31, 2001 the Company paid no direct remuneration to the directors and senior officers of the Company. Certain of the directors and officers received indirect remuneration, which is described below under "Interest of Insiders In Material Transactions".

Compensation to Executive Officers

The following summary table on executive compensation is provided in accordance with the requirements of the *Securities Act* (British Columbia). Such table discloses all annual and long-term compensation received by the Chief Executive Officers of the Company and the other four most highly compensated executive officers who received in total more than $100,000 in cash and non-cash compensation by way of salary and bonus earned during any of the financial years ended December 31, 2001, 2000 and 1999 (the "Named Executive Officers"). No executive officer received more than $100,000 in compensation during any of the years ended December 31, 2001, 2000 and 1999.

The criteria used in determining the amount of executive officer compensation that is appropriate is based on an assessment of salaries paid in the industry for similar duties in which the Company is engaged.

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Karl Rollke	2001	nil	nil	nil	215,000	0	0	0
President since	2000	nil	nil	nil	0	0	0	0
February 28, 2001	1999	nil	nil	nil	0	0	0	0
Andrew von Kursell	2001	0	0	$9,117 [1]	0	0	0	0
President from July 7,	2000	0	0	$56,383 [1]	80,000 [3]	0	0	0
1998 to February 28, 2001 and CEO from June 30, 2000 to February 28, 2001	1999	0	0	$44,939 [1]	0	0	0	0
Harold Kettleson	2001	0	0	nil	0	0	0	0
Chairman from	2000	0	0	$24,000 [2]	85,000 [3]	0	0	0
July 7, 1998 to June 29, 2001 and CEO from July 7, 1998 to June 30, 2000	1999	0	0	$28,450 [2]	0	0	0	0

1 paid or payable to a company of which Mr. von Kursell is a director and officer in compensation for services rendered by Mr. von Kursell.

2 paid or payable to a company of which Mr. Kettleson is a director and officer in compensation for services rendered by Mr. Kettleson.

3 Option grant resulting from the decrease in exercise price of a previously issued option.

Long Term Incentive Plan Awards to Named Executive Officers

No long term incentive plan awards were made to any Named Executive Officer during the financial year ended December 31, 2001.

Option/Sar Grants during the Most Recently Completed Financial Year

Name	Securities Under Options/SAR's granted (#)	% of Total Options/SAR's Granted to Employees in Fiscal Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SAR's on Date of Grant ($/Security)	Expiration Date
Karl Rollke	215,000	100%	$0.30	$0.30	March 2, 2006

Options & SARs Exercised by Named Executive Officers

The following table sets forth particulars concerning each exercise of options and SARs by each Named Executive Officer during the financial year ended December 31, 2001, and the financial year-end value of unexercised options and SARs:

Aggregated Option/SAR Exercises during the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End Exercisable/Unexercisable (#)	Value of Unexercised in the Money Options/SARs at FY-End Exercisable/Unexercisable ($)
Karl Rollke	0	0	215,000/0	0/0
Andrew von Kursell	0	0	80,000/0	0/0

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no employment contracts between the Company and the Named Executive Officers.

The Company does not have any plan or arrangement with respect to compensation to its executive officers that would result from the resignation, retirement or any other termination of the executive officers' employment with the Company or from a change of control of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors' stock options. There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors during the Company's financial year ended December 31, 2001.

Indebtedness of Directors and Senior Officers

None of the directors or senior officers of the Company have been indebted to the Company since the beginning of the financial year ended December 31, 2001.

Interest of Insiders In Material Transactions

The directors and officers of the Company have an interest in the resolutions concerning the election of directors and stock options. Otherwise the only directors or senior officers of the Company or any associate of the foregoing having any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the Meeting, except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro-rata basis by all holders of shares in the capital of the Company are as follows.

Interwest Enterprises Ltd. ("Interwest") of Vancouver, B.C., a company owned and controlled by Harold Kettleson, a former Chairman and former director of the Company, loaned the Company $138,000 on November 3, 1998 to enable the Company to purchase its interest in the Chestermere Property. The loan bore interest at the Royal Bank prime rate and was payable on demand. The Company had pledged its interest in the Chestermere Property as security for the loan and had assigned its net revenue from the Chestermere Property to Interwest until the loan and interest were fully paid. The principal and accrued interest on the loan is shown in the following table.

	December 31, 2001	December 31, 2000	December 31, 1999
Principal and accrued interest outstanding	$0	$118,498	$123,311
Interest accrued during the year	$1,183	$8,995	$8,107

On May 18, 2001, the Company agreed to sell a 1.5% interest in the Chestermere Property to Interwest for $165,600, effective March 1, 2001. The purchase price has been offset against principal and accrued interest outstanding on the loan from Interwest and other amounts owed to Interwest. The Company paid $276,000 for the Chestermere Property in 1998. The portion sold to Interwest represents 60% of the Company's total interest in the Chestermere Property.

Certain affiliates of directors and executive officers receive consulting and other fees from the Company. During the year ended December 31, 2001 the following amounts accrued:

Affiliate, Relationship to the Company and Purpose of the Fees	**Amount accrued during 2001**	
Cebu Holdings Inc. of Vancouver, B.C., a company wholly-owned by Karl Rollke, director and president of the Company. The fees are for the services of employees of Cebu Holdings Inc., including Owen Granger, a director and executive officer of the Company, and for rent of office furniture and equipment and for contributions to other shared office expenses.	Management fees - for the services of Owen Granger - for the services of other employees Rent Other office expenses	 $21,610 $25,147 $47,456 $1,275
Sudamet Ventures Inc. (formerly, Anthian Resources Corp.) of Vancouver, B.C., a company of which Harold Kettleson, a former director and former Chairman of the Company, was a director, and Andrew von Kursell, a director and executive officer of the Company, was a director and chief executive officer. The fees were for the services of Andrew von Kursell and represented rebillings from Infogen Research Limited of Surrey, B.C., a company owned and controlled by Andrew von Kursell's wife.	Consulting fees	$9,117

Particulars of Other Matters to be Acted Upon

Directors' and Key Employees' Stock Options

Approval from both the members as a whole and Disinterested Shareholders is being sought by management to an empowering resolution approving all stock options granted in the past year, all stock option agreements and stock options amended in the past year, and for the grant of any new stock options; the establishment of a stock option plan, and the amendment of any stock option plans, stock option agreements or stock options which may be issued or granted by the Company in the ensuing year providing the same are in accordance with the policies of the TSX Venture Exchange (the "Exchange"). As a consequence of obtaining the approvals of members and Disinterested Shareholders as sought, the Company will not be required to seek further approval of shareholders to any matter concerning stock options in the ensuing year. Shareholder approval is requested at this time in order to save the Company the expense of convening an extraordinary meeting of members specifically for the purpose of approving a specific grant of Insiders' stock options or any amendment to any existing stock option plans, stock option agreements or stock options made after the date of the annual general meeting.

The current Exchange policies applicable to the Company provide that no more than 10% of the issued share capital of the Company can be made subject to director's and employee's stock options at any one time unless the Company has adopted a stock option plan and no more than 5% of the issued share capital of the Company may be reserved for issuance to any one individual at the time of the grant of the stock options. Under certain circumstances options may be granted to consultants and investor relations personnel. The price at which the options may be granted is based on the trading price of the company's shares less any permitted discount.

If options are to be established under a stock option plan, the number of shares reserved for issuance under the plan must be fixed as to a number and the Exchange will generally not accept a reservation of more than 20% of a company's issued capital for the grant of options under the plan. Following 6 months the exercise price of the option may be renegotiated and the entire option may be renegotiated after one year from the date of issuance.

Disinterested Shareholder Approval (as defined below) for the grant of stock options must be obtained where: Insiders who are not directors or senior officers of the Company are receiving stock options as consultants of the Company or where a stock option plan, together with all of the Company's other previously established or proposed stock option grants could result at any time in: (A) the number of shares reserved for issuance pursuant to stock options granted to Insiders exceeding 10% of the outstanding issue; (B) the issuance to Insiders, within a one year period of a number of shares exceeding 10% of the outstanding issue; or (C) the issuance to any one Insider and such Insider's associates, within a one year period of a number of shares exceeding 5% of the outstanding issue;

Disinterested Shareholder Approval is defined as the approval of a majority of the votes cast at the shareholders meeting other than votes attaching to securities beneficially owned by: (i) Insiders to whom shares may be issued pursuant to the stock option plan; and (ii) associates of such Insiders.

The Company will register and tabulate the Disinterested Shareholders at the Meeting and record separately in the minutes of the Meeting the determination of (i) all members, including Disinterested Shareholders, and (ii) votes cast by Disinterested Shareholders on the motion concerning stock options.

A copy of the policies governing the grant of Incentive Stock Options of the Exchange is available for review during regular business hours at the office of the Company's solicitor, Kjeld Werbes Law Corporation, Suite 708, 1111 West Hastings Street, Vancouver, B.C. V6E 2J3.

Stock Options Granted and Exercised in the Past Year

During the financial year ended December 31, 2001, the Company issued a total of 430,000 stock options as follows:

Name and position of optionee	Number of Shares Optioned	Date of Grant	Exercise Price	Price range of shares in 30 day period preceding grant	Expiry Date
Karl Rollke, Director and President	215,000	March 2, 2001	$0.30	$0.15 - $0.38	March 2, 2006
Duane O. (Swede) Nelson, Director	215,000	March 2, 2001	$0.30	$0.15 - $0.38	March 2, 2006

The Company did not issue shares pursuant to the exercise of stock options during the financial year ended December 31, 2001.

Stock Options for the Ensuing Year

The Company intends to reserve 10% of the issued treasury shares of the Company for issuance to directors and key employees pursuant to stock option agreements entered into with them or to be entered into with them subject to Exchange approval and subject to disinterested member approval being obtained with respect to options granted to Insiders of the Company. Options granted will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interest of the Company.

Each option will terminate at the close of business on the date which is the earlier of (a) 30 calendar days after which the optionee ceases to be a director, officer or employee or (b) such date as the board may determine at the time of grant.

Stock Option Plan

The Company is not establishing a stock option plan this year.

Amendment of Stock Options, Stock Option Agreements, or Stock Option Plans

There were no amendments to Stock Options previously granted, stock option agreements or stock option plans during the year ended December 31, 2001.

Share Consolidation and Increase in Authorized Capital

Member approval is being requested to a Special Resolution which would approve a consolidation and re-organization of the Company's shares to give the Company greater flexibility in future financings. Management is requesting approval to the consolidation of all of the Company's Common Shares without par value so that every 3 of such Common Shares before consolidation are consolidated into 1 Common Share without par value. There are currently 8,090,009 Common Shares outstanding. If the proposed share consolidation is implemented, there would be 2,696,670 Common Shares outstanding. The approval of the TSX Venture Exchange is required before the share consolidation can take effect.

If the proposed share consolidation is implemented, the authorized capital of the Company will be decreased in accordance with the consolidation ratio from 199,936,250 Commons Shares without par value to 66,645,416 Common Shares without par value. In order to give the Company greater flexibility in future financings, management is requesting approval to a Special Resolution which would approve an increase in the authorized capital of the Company after the share consolidation to 200,000,000 Common Shares without par value.

Change in Corporate Name

Member approval is also being requested to a Special Resolution which would approve a change in the name of the Company from "PetroReal Oil Corporation" to "Consolidated PetroReal Oil Corporation" or such other name as the Board of Directors may approve, in order to avoid public confusion as a result of the post-consolidated shares of the Company being exchangeable for a lesser number of shares. In conjunction with this proposed resolution Shareholder approval is also sought to authorize the Officers and Directors of the Company to take any action and execute and deliver any documents which are necessary or desirable for the implementation of this Special Resolution and further that the Board of Directors be authorized to forego, delay or abandon the implementation of the change in name where they determine by resolution that such action is in the best interests of the Company. The approvals of the TSX Venture Exchange and the Registrar of Companies for British Columbia are required before the change in name can take effect.

Other Matters

Management knows of no other matters to come before the Meeting of shareholders other than referred to in the notice of Meeting. However, if any other matters which are not known to the management of the Company shall properly come before the said Meeting, the form of proxy given pursuant to the solicitation by management of the Company will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

BY ORDER OF THE BOARD OF DIRECTORS

Owen Granger, CMA
Secretary/Treasurer

PETROREAL OIL CORPORATION (the "Company")

PROXY

Type of Meeting:	**Annual General Meeting**	**Meeting Time:**	11:00 a.m., Pacific Time
Meeting Date:	**June 25, 2002**	**Meeting Location:**	Boardroom, 708 - 1111 West Hastings Street, Vancouver, B.C.

This proxy is solicited by the management of the Company.

The undersigned registered shareholder of the Company hereby appoints **Karl Rollke**, President and Director of the Company, or failing him, **Owen Granger**, Secretary/Treasurer and Director of the Company, or in the place of the foregoing, ______________________________, *(Please Print Name)* as proxyholder for and on behalf of the undersigned, with the power of substitution, to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the annual general meeting of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned were present at the meeting or any adjournment thereof.

Resolutions (for full details of each item please see the notice of meeting and information circular which accompanied this proxy form).

		For	Against	Abstain
1.	Approving acts of Directors:	____	____	____
2.	Approving Incentive Stock Options, Stock Option Plans and the amendment of Incentive Stock Options previously granted:	____	____	____
3.	Approving the Special Resolution to consolidate the Common Shares of the Company on a 3 to 1 basis	____	____	____
4.	Approving the Special Resolution to increase the authorized capital of the Company to 200,000,000 common shares without par value.	____	____	____
5.	Approving the Special Resolution changing the name of the Company to Consolidated PetroReal Oil Corporation or such other name as the Board of Directors may approve:	____	____	____

		For	Withhold
6.	Appointing **Cinnamon Jang Willoughby & Company** as auditors at a remuneration to be fixed by the Directors:	____	____
7.	Electing **Karl Rollke** as director:	____	____
8.	Electing **Andrew von Kursell** as director:	____	____
9.	Electing **Owen Granger** as director:	____	____
10.	Electing **Duane O. ("Swede") Nelson** as director:	____	____
11.	Electing **Adrian Rollke** as director:	____	____

The undersigned hereby revokes any proxy previously given to attend and vote at the meeting

____

(Signature) *(Date)*

____

Please Print Name

Number of securities held if not otherwise specified.____________________

This proxy form is not valid unless it is signed and dated. If someone other than the registered shareholder of the Company signs this proxy on the shareholder's behalf, authorizing documentation acceptable to the Chairman of the meeting must be deposited with this proxy form. See reverse.

Subject to the discretion of the chairman of the meeting, to be effective, this proxy form must be received at the office of **Computershare Investor Services Inc.**, or the Company, by mail or by fax no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the meeting. The following are the mailing address and facsimile number of **Computershare Investor Services Inc.**, Fourth Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Facsimile No.: (604) 683-3694.

Notes:

1. If you cannot attend the meeting but wish to vote on the resolutions and to appoint one of the management nominees, please leave the wording appointing the management nominees as shown, sign and date and return the proxy form. **You have the right to appoint another person, who need not be a shareholder of the Company, to attend and act for you and on your behalf at the meeting.** If you wish to appoint another person, you may do so by crossing off the names of the management nominees and inserting your appointed proxyholder's name in the space provided. Your appointed proxyholder will then have to attend the meeting if your vote is to be counted. You may also appoint an alternate proxyholder to act in the place of an absent proxyholder.

2. The securities represented by this proxy form will be voted or withheld from voting in accordance with your instructions on any poll that may be called for in respect of any resolution and, if you have specified a choice with respect to any matter to be acted upon, the securities will be voted accordingly. **Where no choice on a resolution is specified by you, this proxy form confers discretionary authority on your appointed proxyholder. In such case, a nominee of management acting as proxyholder will vote the securities as if you had specified an affirmative vote.** With respect to any amendments or variations *in any of the resolutions shown on the proxy form, or other matters which may properly come before the meeting*, the securities will be voted by the nominee appointed as the nominee in his or her sole discretion sees fit.

3. If you have returned a proxy form and later decide to vote in person, you may do so by attending the meeting. Please register your attendance with the Company's scrutineers at the meeting and inform them that you have previously returned a proxy form.

4. If the proxy form is signed on your behalf by your attorney or, if the shareholder is a corporation, by an officer or attorney for the corporation and is not under the corporation's common seal, the power of attorney or a director's resolution, as the case may be, or a notarial copy thereof, must accompany the proxy form.

5. A Proxy, to be effective, must be deposited at the office of the Company or Computershare Investor Services Inc., as noted on the reverse side hereof, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

BC FORM 51-901F

Incorporated as part of : Schedule A				
ISSUER DETAILS NAME OF ISSUER PetroReal Oil Corporation		FOR QUARTER ENDED December 31, 2001		DATE OF REPORT YYYY / MM / DD 2001 / 05 / 07
ISSUER ADDRESS 1750 - 1177 West Hastings Street				
CITY Vancouver	PROVINCE BC	POSTAL CODE V6E 2K3	ISSUER FAX NO. (604) 683-2286	ISSUER TELEPHONE NO (604) 683-2220
CONTACT NAME Keiko Mizuno		CONTACT POSITION Assistant Corporate Secretary		CONTACT TELEPHONE NO. (604) 683-2220
CONTACT E-MAIL ADDRESS KeikoMizuno@telus.net		WEB SITE ADDRESS		
CERTIFICATE *The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.*				
DIRECTOR'S SIGNATURE [signature]		PRINT FULL NAME Karl Rollke		DATE SIGNED YYYY / MM / DD 2002 / 05 / 17
DIRECTOR'S SIGNATURE [signature]		PRINT FULL NAME Owen Granger		DATE SIGNED YYYY / MM / DD 2002 / 05 / 17

PETROREAL OIL CORPORATION

Vancouver, BC

FINANCIAL STATEMENTS

For the Year Ended December 31, 2001

PETROREAL OIL CORPORATION

INDEX TO FINANCIAL STATEMENTS

HLB Cinnamon Jang Willoughby & Company

Chartered Accountants
A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of **PetroReal Oil Corporation:**

We have audited the balance sheets of PetroReal Oil Corporation as at December 31, 2001 and 2000 and the statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

Cinnamon Jang Willoughby & Company

Chartered Accountants

Burnaby, BC
May 7, 2002

MetroTower II - Suite 900 - 4720 Kingsway, Burnaby, BC Canada V5H 4N2. Telephone: +1 604 435 4317. Fax: +1 604 435 4319.

Exhibit "A"

PETROREAL OIL CORPORATION
Balance Sheet
December 31, 2001

Assets	2001	2000
Current:		
Cash	$ 13	$ 6,127
Accounts receivable	1,905	23,438
Prepaid expenses	458	1,153
	2,376	30,718
Oil and gas property (Note 4)	119,234	253,470
	$ 121,610	$ 284,188

Liabilities	2001	2000
Current:		
Bank indebtedness (Note 5)	$ 30,454	$ 23,790
Accounts payable	511,948	425,503
Loan payable (Note 6)	-	117,870
	542,402	567,163

Shareholders' Deficiency	2001	2000
Share Capital (Note 7)	5,069,873	5,069,873
Deficit, per Exhibit "B"	(5,490,665)	(5,352,848)
	(420,792)	(282,975)
Going Concern (Note 1(b))		
	$ 121,610	$ 284,188

Approved by the Directors:

- See accompanying notes -

Exhibit "B"

PETROREAL OIL CORPORATION
Statement of Loss and Deficit
For the Year Ended December 31, 2001

	2001	2000	Cumulative Since Inception, September 10, 1997
Revenue:			
Chestermere - oil and gas revenue	$ 34,665	$ 78,966	$ 203,905
- operating expenses	(18,333)	(32,485)	(100,226)
- depletion	(6,538)	(14,868)	(60,411)
	9,794	31,613	43,268
Expenses:			
Administration fees	46,758	39,268	134,268
Bank charges	350	423	16,560
Filing fees and transfer agent	7,956	11,437	37,971
Interest	5,024	32,511	48,038
Legal and accounting	14,231	52,428	158,242
Management and consulting fees	27,829	130,959	262,617
Office and miscellaneous	12,508	12,675	62,281
Property investigation costs	-	1,656	25,902
Rent	47,456	49,676	166,159
Travel	-	9,027	9,026
	162,112	340,060	921,064
Loss before other items	152,318	308,447	877,796
Other Items:			
Gain on disposal of oil and gas property	14,442	-	14,442
Interest income	59	107	2,919
Write-off of Ecuador oil and gas joint venture	-	-	(305,262)
Writedown of accounts payable	-	-	47,122
Forgiveness of debt	-	-	14,304
	14,501	107	(226,475)
Net Loss	137,817	308,340	1,104,271
Deficit, beginning	5,352,848	5,044,508	4,386,394
Deficit, ending, to Exhibit "A"	$5,490,665	$5,352,848	$5,490,665
Weighted average number of shares outstanding	8,090,009	6,967,886	
Net Loss per share	$ 0.02	$ 0.04	

- See accompanying notes -

Exhibit "C"

PETROREAL OIL CORPORATION
Statement of Cash Flows
For the Year Ended December 31, 2001

	2001	2000	Cumulative Since Inception, September 10, 1997
Operating Activities:			
Net Loss, per Exhibit "B"	$(137,817)	$(308,340)	$(1,104,271)
Adjustments for -			
Gain on disposal of oil and gas property	(14,442)	-	(14,442)
Depletion	6,538	14,868	60,411
Cancellation of note payable	-	-	(8,825)
Writedown of accounts payable	-	-	(38,297)
Write-off of Ecuador oil and gas joint venture	-	-	305,262
	(145,721)	(293,472)	(800,162)
Changes in non-cash working capital -			
Decrease (Increase) in accounts receivable	21,533	(6,946)	1,441
Decrease (Increase) in prepaid expenses	695	(695)	(458)
Increase in accounts payable	86,445	331,128	638,486
Cash flows from (used in) operating activities	(37,048)	30,015	(160,693)
Investing Activities:			
Proceeds on disposal of oil and gas property	165,600	-	165,600
Oil and gas property costs	(23,460)	(21,272)	(636,065)
Cash flows from (used in) investing activities	142,140	(21,272)	(470,465)
Financing Activities:			
Net Increase in bank indebtedness	6,664	-	30,454
Net Increase (Decrease) in loan payable	(117,870)	(4,105)	-
Repayment of debenture payable	-	-	(520,000)
Issuance of share capital	-	-	872,661
Issuance of special warrants	-	-	247,047
Cash flows used in financing activities	(111,206)	(4,105)	630,162
Net Increase (Decrease) in Cash	(6,114)	4,638	(996)
Cash, beginning	6,127	1,489	1,009
Cash, ending	$ 13	$ 6,127	$ 13
Supplemental Disclosure of Cash Flow Information:			
Interest paid	$ 1,140	$ 9,723	$ 25,939
Non-cash Transactions:			
Conversion of debenture payable	$ -	$ -	$ 330,000
Settlement of interest payable by issuance of shares	-	19,446	19,446
Settlement of accounts payable by issuance of shares	-	198,956	198,956

- See accompanying notes -

PETROREAL OIL CORPORATION
Notes to Financial Statements
December 31, 2001

1. Accounting Policies:

a) Stage of Operations -

The company is a development stage enterprise that is evaluating oil and gas acquisition opportunities. The company plans to acquire and operate a significant producing oil and gas property, or a significant petroleum service operation, as its principal operation. The company does not consider its investment in the Chestermere Property (Note 4) to be significant for purposes of determining development stage status. Inception of the development phase was on September 10, 1997, when the company was reactivated after a dormant phase.

b) Going Concern -

The company does not have sufficient financing arranged to acquire oil and gas operations that it evaluates. The company has a working capital deficiency of $540,026 at December 31, 2001 and has accumulated operating losses of $1,104,271 from inception to December 31, 2001. The company will have to arrange financing to cover its working capital deficiency, to pay the purchase price and development costs for any operation it intends to acquire, and to fund future operating losses until profitable operations can be achieved. There is no assurance that additional financing will be available to the company on terms acceptable to the company.

These financial statements have been prepared on the basis that the company is a going concern. These financial statements do not include adjustments that would be necessary should the company be unable to continue as a going concern.

2. Accounting Policies:

a) Oil and Gas Properties -

The company follows the Canadian Institute of Chartered Accountants accounting guidelines relating to full cost accounting in the oil and gas industry for its petroleum and natural gas properties whereby all costs of acquisition of, exploration for and development of petroleum and natural gas reserves, net of related government incentives are capitalized in separate cost centres on a country-by-country basis. Capitalized costs are generally limited under "ceiling tests" to the value of future net revenues from estimated production of proved reserves at current prices and costs plus the costs of unproved properties. Costs are depleted by cost centre using the composite unit-of-production method based upon proved reserves estimated by professional engineers. Reserves are converted to equivalent units on the basis of approximate relative energy content.

All exploration and production activities related to petroleum and natural gas are conducted jointly with others. Only the company's proportionate interest in such activities is reflected in the financial statements.

b) Income Taxes -

Income taxes are calculated using the liability method of tax allocation accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet and unutilized losses carried forward are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. The carrying value of future income tax assets is limited to the amount that is more likely than not to be realized.

2. **Accounting Policies: (Continued)**

c) Loss Per Share -

Basic loss per share has been calculated using the weighted average number of shares outstanding during the year. Fully diluted loss per share has not been presented as it would be anti-dilutive.

d) Translation of Foreign Currencies -

Amounts in foreign currencies are translated to Canadian dollars as follows:

- Monetary items are translated at the rate of exchange in effect at the balance sheet date;
- Non-monetary items are translated at historical exchange rates; and
- Revenue and expense items are translated at the rate of exchange in effect on the dates they occur.

e) Cash -

Cash consists of cash and bank accounts integral to the company's cash management.

3. **Financial Instruments:**

Fair Values -

Unless otherwise noted, the fair market value of financial assets and liabilities which include cash, accounts receivable, bank indebtedness and accounts payable approximates their book values.

4. **Oil and Gas Property:**

Chestermere, Alberta Property

On October 2, 1998, the company acquired a 2.5% working interest in and to six producing oil and gas wells located in the Chestermere area, approximately three miles east of the city of Calgary, Alberta for $276,000.

	2001	2000
Acquisition costs	**$276,000**	$276,000
Other capital costs	**54,803**	31,343
Less: Disposal	**(151,158)**	-
Less: Depletion	**(60,411)**	(53,873)
Balance, end of year	**$119,234**	$253,470

4. **Oil and Gas Property: (Continued)**

On May 18, 2001, the company sold, to a related party, a 1.5% working interest in the Chestermere Property for $165,600, effective March 1, 2001. The closing of the sale is subject to receipt of waivers of rights of first refusal from joint venture partners. The purchase price was offset against a loan from the purchaser (Note 6) and other amounts owed to the purchaser. A former director of the company (who was a director when the agreement was entered into) controls the purchaser.

5. **Bank Indebtedness:**

The bank has demanded repayment of the indebtedness ($23,790) together with interest ($6,664) at the bank's prime interest rate plus 5% per annum.

6. **Loan Payable:**

In October 1998 the company received a $138,000 loan from a company controlled by a director of the company. The lender's control person ceased to be a director of the company during the year ended December 31, 2001. The loan bore interest at the Royal Bank prime rate and was settled by the sale of a partial interest in the Chestermere Property (Note 4).

7. **Share Capital:**

a) Authorized -

199,936,250 common shares without par value
(reduced from 199,939,250 on February 29, 2000).

b) Issued and Fully Paid -	No. of Shares	Amount
Balance at inception, September 10, 1997	1,734,659	$3,401,764
Shares issued for cash	400,000	160,000
Escrow shares cancelled (issued prior to inception)	(60,750)	-
Shares issued for cash	1,380,000	426,510
Balance, December 31, 1997	3,453,909	3,988,274
Debenture conversion	727,083	330,000
Warrants exercised	730,000	282,400
Balance, December 31, 1998	4,910,992	4,600,674
Escrow shares issued	372,000	3,750
Special warrants exercised	1,000,000	247,047
Balance, December 31, 1999	6,282,992	4,851,471
Escrow shares cancelled (issued prior to inception)	(3,000)	-
Shares issued to settle accounts payable	1,810,017	218,402
Balance, December 31, 2000 and December 31, 2001	**8,090,009**	**$5,069,873**

7. Share Capital: (Continued)

c) Stock Options -

The following stock options have been granted or cancelled since inception:

	Date of Vesting	Expiry Date	Exercise Price	Number of Shares Subject to Option
Granted - December 8, 1998	December 8, 1998	December 8, 2003	$1.14 reduced to $0.16 on August 25, 2000	380,000
Cancelled - October 8, 2000		December 8, 2003	0.16	(10,000)
Granted - March 2, 2001	March 30, 2001	March 2, 2006	0.30	430,000
Cancelled - May 4, 2001		December 8, 2003	0.16	(50,000)
Outstanding - December 31, 2001				750,000

d) Escrow Shares -

As at December 31, 2001, there are 372,000 common shares subject to escrow agreements.

8. Related Party Transactions:

In addition to transactions described elsewhere in these financial statements, the company had the following transactions with officers or directors of the company and companies with which officers or directors or former officers or directors are associated.

	2001	2000
Transactions -		
Administration fees	**$41,191**	$ -
Consulting fees	**9,117**	80,383
Interest expense	**1,183**	8,995
Rent	**39,507**	-

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. (See Note 4)

PETROREAL OIL CORPORATION
Notes to Financial Statements
December 31, 2001

8. Related Party Transactions: (Continued)

	2001	2000
Balance at year-end - included in Accounts payable	$422,873	$226,061

These balances are payable on demand and have arisen from the provision of services. On February 28, 2001, $195,558 in accounts payable were reclassified as related party debt when the sole owner of a creditor was appointed director and officer of the company.

9. Income Taxes:

The potential benefit arising from operating and capital losses have been recognized as a future tax asset. To the extent that these benefits may not be realized, a valuation allowance is provided for. The company's future tax balances are as follows:

	2001	2000
Future tax asset, beginning of year	$1,509,162	$1,483,826
Benefit of current year's operating loss carried forward	65,574	132,062
Benefit expired on a prior year's operating loss	(178,177)	(107,907)
Temporary difference related to exploration expenses	-	1,181
Future tax asset, end of year	1,396,559	1,509,162
Valuation allowance, beginning of year	1,509,162	1,483,826
Current year's provision	(112,603)	25,336
Valuation allowance, end of year	1,396,559	1,509,162
Balance	$ -	$ -

At December 31, 2001, the company has accumulated non-capital losses of $1,823,942 for tax purposes which may be available to reduce future years' taxable income. It also has capital losses carried forward for income tax purposes of $1,937,318, which may be available to reduce future years' taxable capital gains.

As the company has no history of profits, management believes that it is more likely than not some or all of the future tax asset will not be realized and has provided a full valuation allowance against the future tax asset. The right to claim these losses expire as follows:

2002	$ 217,638
2003	449,183
2004	96,421
2005	116,747
2006	504,287
2007	293,945
2008	145,721
	$1,823,942

BC FORM 51-901F

Incorporated as part of : Schedules B and C

ISSUER DETAILS NAME OF ISSUER PetroReal Oil Corporation	FOR QUARTER ENDED December 31, 2001	DATE OF REPORT YYYY / MM / DD 2002 / 05 / 15

ISSUER ADDRESS
1750 - 1177 West Hastings Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO
Vancouver	BC	V6E 2K3	(604) 683-2286	(604) 683-2220

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Keiko Mizuno	Assistant Corporate Secretary	(604) 683-2220

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
KeikoMizuno@telus.net	

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YYYY / MM / DD
[signature]	Karl Rollke	2002 / 05 / 17
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YYYY / MM / DD
[signature]	Owen Granger	2002 / 05 / 17

PetroReal Oil Corporation

BC Form 51-901F Year End Report

For the Year Ended December 31, 2001

Schedule B *Supplementary Information*

1. The analysis (breakdown) of expenses (general and administrative expenses) required by Schedule B is shown on the statement of loss and deficit included as part of Schedule A.
2. Related party transactions are disclosed in notes 4, 6 and 8 to the audited financial statements included as part of Schedule A.
3. (a) No securities were issued during the year ended December 31, 2001.

   (b) Summary of options granted during the year ended December 31, 2001 is as follows:

Grant date	Number	Optionee	Exercise Price	Expiry Date
March 2, 2001	215,000	Karl Rollke	$0.30	March 2, 2006
March 2, 2001	215,000	Duane O. Nelson	$0.30	March 2, 2006

   Regulatory approval to the options was received on March 30, 2001.

4. The authorized, issued and outstanding share capital of the Company, stock options outstanding, and escrow shares remaining as at December 31, 2001 are summarized in note 7 to the audited financial statements included as part of Schedule A.
5. The directors and officers of the Company are:

Duane O. ("Swede") Nelson	Chairman and Director
Karl Rollke	President, Chief Executive Officer and Director
Owen Granger	Secretary/Treasurer and Director
Andrew von Kursell	Director
Adrian Rollke	Director
Peter Wilson	Vice-President of Investor Relations
Keiko Mizuno	Assistant Secretary

Schedule C ***Management Discussion and Analysis***

Description of Business

The Company owns a small interest in the Chestermere oil and gas field near Calgary, Alberta, and is actively seeking to acquire other oil and gas interests in North America.

Oil and Gas Activities

The Company continued to investigate a number of small to medium oil and gas producing projects in North America during this quarter. There are projects currently being reviewed where the owners are prepared to negotiate viable terms.

Sources of funding for these projects have been identified and the Company is attempting to negotiate project acquisition financing with these sources. There is no assurance that any of these sources will provide acquisition funds to the Company.

Schedule C *Management Discussion and Analysis (Continued)*

Oil and Gas Activities (Continued)

The Company's goal for the year 2002 is to acquire oil and gas producing projects with self-supporting cash flows and on-going prospects for enhancement.

The Company has agreed to sell 60% of its interest in the Chestermere Property to an affiliate of the Company's former Chairman. This sale eliminated $165,600 in loans and accounts payable of the Company and resulted in a gain of $14,442. The effective date of the sale is March 1, 2001, although the transaction closing is still subject to right of first refusal waivers from other interest holders in the Chestermere Property. The purchaser will have a right of first refusal to purchase the balance of the Company's interest in the Chestermere property.

The oil and gas revenue and expenses for the year ended December 31, 2001 decreased compared with the same period in 2000 due to the fact that these 2001 figures reflect the Company's reduced working interest share of 1% from 2.5% effective March 1, 2001. The net result was a decrease in oil and gas revenue to $34,665 for 2001 from $78,966 for 2000. The Company's share of total production for 2001 was equivalent to 655 barrels of oil, compared to 1,490 barrels in 2000. The average revenue per barrel equivalent was $53 in 2001 and $53 in 2000.

Administrative expenses

Administration fees during the fiscal 2001 were higher than fiscal 2000, and lower in all other expense categories. Management and consulting fees payable to management have been reduced substantially from 2000 levels. Management and consulting fees for 2001 includes $11,367 paid to financing consultants, as compared to $44,058 during 2000. Interest expense was lower in 2001 than 2000 due to the cessation of interest accruing on the loan that was offset against the partial sale of the Chestermere Property effective March 1, 2001.

Investor Relations Activity

The Company did not undertake any significant investor relations activity during the year.

Management Changes

On February 28, 2001, Mr. Karl Rollke was appointed as a director, President and Chief Executive Officer of the Company. On March 2, 2001, Mr. Duane O. "Swede" Nelson was appointed as a director. At the Company's Annual General Meeting on June 29, 2001, Mr. Harold Kettleson was not re-elected to the Board of Directors and ceased to be the Chairman of the Board. Mr. Nelson was appointed Chairman on June 29, 2001.

Liquidity and Solvency

Management expects that the Company's current working capital deficit, equal to $540,026, will be financed at the same time as project financing for new project acquisitions is completed. The company will need to secure significant additional funding to continue its operations and acquisition activities.